[Letterhead of Wooden & Benson, Chartered]


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

   Re:        Quantum Financial Holdings, Inc.

Gentlemen:

   We are unable issue our opinion on the financial statements of Quantum Financial Holdings, Inc. at this time because we have been unable to obtain access to the work-papers of the predecessor accountants and have therefore been unable to complete our audit procedures. In addition, we are awaiting clarification from the Office of Thrift Supervision as to the classification of certain of the Company's assets for regulatory reporting purposes which classification could have a material impact on the Company's financial position.


                           WOODEN & BENSON, CHARTERED